UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Asanko Gold Inc.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

04341Y105

(CUSIP Number)

Taryn L. Harmse

Executive Vice President: Group General Counsel

Tel: 011-27-11-562-9724

Fax: 011-27-86-720-2704

150 Helen Road

Sandown, Sandton, 2196

South Africa

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

Tel: 011-44-20-7456-2000

Fax: 011-44-20-7456-2222

One Silk Street

London EC2Y 8HQ

United Kingdom

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,354,657*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,354,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,354,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%
14	TYPE OF REPORTING PERSON: CO

*	Consists of 22,354,657 common shares held by Marsh Holdings Inc., which may be deemed beneficially owned by Gold Fields Limited by virtue of Marsh Holdings Inc. being an indirect wholly owned subsidiary of Gold Fields Limited.

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Netherlands Services B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,354,657*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,354,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,354,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%
14	TYPE OF REPORTING PERSON: CO

*	Consists of 22,354,657 common shares held by Marsh Holdings Inc., which may be deemed beneficially owned by Gold Fields Netherlands Services B.V. by virtue of Marsh Holdings Inc. being a wholly-owned subsidiary of Gold Fields Netherlands Services B.V.

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Marsh Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,354,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,354,657

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,354,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%
14	TYPE OF REPORTING PERSON: CO

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, without par value, of Asanko Gold Inc. (the “Issuer”), a corporation incorporated under the laws of British Colombia, Canada. The Issuer’s principal executive offices are located at Suite 680, 1066 West Hastings Street Vancouver, British Columbia, Canada V6E 3X2.

As of April 4, 2018, Gold Fields Limited, Gold Fields Netherlands Services B.V. and Marsh Holdings Inc. beneficially owned an aggregate of 22,354,657 common shares, representing 9.9% of the issued and outstanding common shares of the Issuer.

Item 2. Identity and Background

(a), (f) This statement is being filed by:

(i)	Gold Fields Limited, a limited public company incorporated in South Africa (“Gold Fields”);

(ii)	Gold Fields Netherlands Services B.V., a corporation existing under the laws of The Netherlands (“GF Netherlands”); and

(iii)	Marsh Holdings Inc., a corporation existing under the laws of the Province of British Colombia (“GF Canco” and together with Gold Fields and GF Netherlands, the “Reporting Persons”).

Set forth on Schedule A to this Schedule 13D and incorporated by reference herein are the names, business addresses, principal occupations or employments, and citizenship of each executive officer and director of the Reporting Persons.

The Reporting Persons have entered into a joint filing agreement, dated as of April 9, 2018, a copy of which is attached hereto as Exhibit 99.1.

(b)	The address of the principal business and principal office of Gold Fields is 150 Helen Road, Sandown, Sandton, 2196, South Africa.

The address of the principal business and principal office of GF Netherlands is Crown Business Centre Key-Point, Sixth Floor, Schipholweg, 103 Leiden, 2316 XC, The Netherlands.

The address of the principal business and principal office of GF Canco is Marsh Holdings Inc., c/o Fasken Martineau DuMoulin LLP, Bay Adelaide Centre, Suite 2400, 333 Bay Street, Toronto, Ontario, Canada, M5H 2T6.

(c)	The principal business of Gold Fields is to produce gold through operations out of mines in Australia, South Africa, Ghana and Peru.

The principal business of GF Netherlands is to act as an investment holding company for the Gold Fields group. GF Netherlands is a wholly-owned subsidiary of Gold Fields.

The principal business of GF Canco is to hold shares of the Issuer. GF Canco is a wholly-owned subsidiary of GF Netherlands.

(d), (e) During the last five years, none of the Reporting Persons and none of the persons set forth on Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds and other Considerations

The Reporting Persons obtained funds for the acquisition of the common shares by drawing down on Gold Fields’ existing debt facilities. The total consideration paid for the common shares was approximately U.S.$17.6 million.

Item 4. Purpose of Transaction

The Reporting Persons purchased the common shares for investment purposes pursuant to a combination agreement dated March 29, 2018 (the “Combination Agreement”), between GF Netherlands, Gold Fields Orogen Holding (BVI) Limited, GF Canco (collectively the “GF Parties”), Asanko Gold Inc., PMI Gold Corporation, Adansi Gold Company (GH) Limited and Asanko Gold Ghana Limited (the “Asanko Parties” and together with the GF Parties, the “Parties”). Under the Combination Agreement, GF Canco agreed to purchase 22,354,657 common shares of the Issuer through a private placement. In addition, under the Combination Agreement, the Parties agreed to, among other things, the formation of a 50:50 corporate joint venture (the “JV Transaction”), which will own the Issuer’s 90% interest in the Asanko Gold Mine and all associated properties in Ghana, with the Government of Ghana continuing to hold a free-carried 10% interest. The Issuer will use the proceeds from the JV Transaction to repay all outstanding principal and accrued interests owing to RK Mine Finance Trust I (“Red Kite”) under the Issuer’s Definitive Senior Facilities Agreement upon closing of the JV Transaction.

In the event the JV Transaction does not close by June 29, 2018 (on or around the date of when the first principal repayment of the Red Kite debt is due), Gold Fields Orogen Holding (BVI) Limited has agreed to provide a bridge loan (the “Interim Loan”) of up to U.S.$20 million to the Issuer, which will be credited towards Gold Fields Orogen Holding (BVI) Limited’s contribution to the joint venture upon its closing. If the closing does not occur, the Interim Loan will be repayable on demand at any time after six months from the date of advance of the Interim Loan. If a demand for repayment is made, the Interim Loan claim would effectively be used to subscribe for new common shares of the Issuer, up to the point where GF Canco, together with all other affiliates of Gold Fields, would own 19.9% of the Issuer’s outstanding common shares, and the balance would be repaid in cash.

In connection with the Combination Agreement, GF Canco and the Issuer also agreed to a Form of Investor Rights Agreement (the “Investor Rights Agreement”), under which Gold Fields, and its affiliates, including GF Canco (collectively, the “GF Group”), will receive certain rights to participate in future Issuer share issuances in order to maintain up to its 9.9% shareholding for up to five years. In addition, the GF Group has agreed that it will standstill at this level of ownership for a one-year period, unless the Issuer otherwise consents or upon the occurrence of certain events. In addition, subject to supporting the Issuer’s management nominees at shareholders meetings and any other matters comprising annual shareholder meeting business or which are otherwise in the ordinary course of business, GF Canco will have unrestricted voting rights with the ability to vote its shares in Asanko in any such manner as it deems necessary, desireable or appropriate. The Investor Rights Agreement was entered into on April 4, 2018.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of common shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, voting the securities in any such manner as it deems necessary, desireable or appropriate (subject to the limitations described in this Schedule 13D), purchasing additional common shares or other financial instruments related to the Issuer or selling, disposing or otherwise transferring some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The disclosures in Item 6 are herein incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(c) Except as disclosed in this Schedule 13D, no Reporting Person has affected any transactions in the common shares during the past sixty days.

(d) Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Combination Agreement

On March 29, 2018, the Parties entered into the Combination Agreement. Under the Combination Agreement, Marsh Holdings Inc. agreed to subscribe for and purchase from the Issuer, and the Issuer accepted such subscription and agreed to issue and sell to GF Canco, 22,354,657 common shares of the Issuer, representing as of the date of completion 9.9% of issued and outstanding share capital of the Issuer. On April 4, 2018, GF Canco purchased 9.9% of the issued and outstanding common shares of the Issuer for a total consideration of approximately U.S.$17.6 million.

Additionally, pursuant to the Combination Agreement, the Parties agreed to enter into the JV Transaction, under which the Issuer will receive U.S.$185,000,000 from Gold Fields Orogen Holding (BVI) Limited for a 50% joint venture interest in the Issuer’s 90% ownership interest in Asanko Gold Mine and all associate properties in Ghana. The Government of Ghana will continue to hold a free-carried 10% interest.

In the event that the JV Transaction does not close by June 29, 2018, Gold Fields Orogen Holding (BVI) Limited will advance the Interim Loan to the newly created joint venture subsidiary of the Issuer. The Interim Loan will be guaranteed by the Issuer and bear an interest rate of 5.5% per annum. Such Interim Loan will be credited towards Gold Fields Orogen Holding (BVI) Limited’s contribution to the JV on closing. If the closing of the JV Transaction does not occur, the Interim Loan will be repayable, after written demand with a 30-day notice, at any time after six months from the date of advance of the Interim Loan. If the Issuer does not repay the Interim Loan and a demand for repayment is made, the Interim Loan claim would effectively be used to subscribe for new common shares of the Issuer, up to the point where GF Canco, together with all other affiliates of Gold Fields, would own 19.9% of the Issuer’s outstanding common shares, and the balance would be repaid in cash.

Investor Rights Agreement

In connection with the Combination Agreement, on April 4, 2018, GF Canco and the Issuer entered into the Investor Rights Agreement, effective as of that date. The Investor Rights Agreement will terminate on the earlier to occur of (i) December 31 in any year when the GF Group no longer owns at least 5% of the issued and outstanding common shares of the Issuer and the GF Group had the opportunity to, but did not, exercise its right to maintain its pro rata interest in its most recent opportunity to do so under the Investor Rights Agreement, (ii) the date that a third party acquires at least a 66 2/3% of the outstanding common shares of the Issuer, or (iii) the date on which the Investor Rights Agreement is terminated by written agreement of GF Canco and the Issuer.

Under the Investor Rights Agreement, if the Issuer proposes to issue any common shares or voting or equity securities or any securities convertible into, or exercisable or exchangeable for, common shares or other voting or equity securities from treasury or for the purpose of raising capital, the Issuer will not allot or issue any such securities unless such securities are first offered for allotment and issuance on the same terms and conditions to GF Canco in sufficient numbers so as to permit the GF Group to maintain immediately after the financing up to its pro rata shareholding in the Issuer. The calculation of the GF Group’s pro rata interest will exclude any dilution of such interest as a result of non-capital raising issuances of shares from either (i) the effective date of the Investor Rights Agreement, or (ii) the date of the most recent issuance of securities where the GF Group had the opportunity to maintain its pro rata interest under its pre-emptive right. Such pre-emptive right to maintain up to its pro rata shareholding in the Issuer shall be available to GF Canco under the Investor Rights Agreement until the earlier to occur of (i) the date the Investor Rights Agreement is terminated, or (ii) the fifth anniversary of the effective date of the Investor Rights Agreement. The GF Group also agreed that it will standstill at this level of ownership for a one-year period unless the Issuer otherwise consents, or upon the occurrence of certain events.

In addition, GF Canco has agreed, provided that a change of control of the Issuer has not occured, not to exercise any voting rights attached to shares beneficially owned by it to vote against (i) the election of any of the Issuer management’s proposed nominees for election to the Board and (ii) any other matters comprising annual shareholder meeting business or which are otherwise in the ordinary course of business, including (A) the appointment of the Issuer’s auditor and the fixing of such auditor’s remuneration and (B) any approval, ratification or confirmation of any security based compensation arrangement, which has been conditionally approved by the Toronto Stock Exchange, provided that the aggregate number of shares issuable pursuant to such arrangement, taken together will all other security based compensation arrangements adopted by the issuer and then in effect, may not exceed 10% of the issued and outstanding shares at the time of issuance.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated April 9, 2018, among Gold Fields Limited, Gold Fields Netherlands Services B.V. and Marsh Holdings Inc.

99.2†	Combination Agreement, dated March 29, 2018 among Gold Fields Netherlands Services B.V., Gold Fields Orogen Holding (BVI) Limited, Marsh Holdings Inc., PMI Gold Corporation, Asanko Gold Inc., Adansi Gold Company (GH) Limited and Asanko Gold Ghana Limited

99.3†	Investor Rights Agreement, dated April 4, 2018 among Marsh Holdings Inc. and Asanko Gold Inc.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. The omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9th, 2018

GOLD FIELDS LIMITED

By:	/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:	/s/ L.W. Lor
Name: L.W. Lor
Title: Managing Director

MARSH HOLDINGS INC.

By:	/s/ Steven Reid
Name: Steven Reid
Title: Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of the Reporting Persons.

GOLD FIELDS LIMITED DIRECTORS
Name	Business Address	Principal Occupation or Employment	Country of Citizenship
Cheryl A. Carolus	150 Helen Road Sandown, Sandton, 2196 South Africa	Director	South African

Nicholas J. Holland	150 Helen Road Sandown, Sandton, 2196 South Africa	Chief Executive Officer, Gold Fields Limited	Great Britain

Paul Schmidt	150 Helen Road Sandown, Sandton, 2196 South Africa	Chief Financial Officer, Gold Fields Limited	South Africa

Alhassan Andani	150 Helen Road Sandown, Sandton, 2196 South Africa	CEO, Stanbic Bank Ghana & Director	Ghana

Peter J. Bacchus	150 Helen Road Sandown, Sandton, 2196 South Africa	Director	Great Britain

Terence P. Goodlace	150 Helen Road Sandown, Sandton, 2196 South Africa	Director	South Africa

Carmen Letton	150 Helen Road Sandown, Sandton, 2196 South Africa	Head of Open Pit Mining at Anglo American PLC and Director	Australian

Richard P. Menell	150 Helen Road Sandown, Sandton, 2196 South Africa	Director	South Africa

Donald M. J. Ncube	150 Helen Road Sandown, Sandton, 2196 South Africa	Director	South Africa

Steven P. Reid	150 Helen Road Sandown, Sandton, 2196 South Africa	Director	Australia

Yunus G.H. Suleman	150 Helen Road Sandown, Sandton, 2196 South Africa	Director	South Africa

GOLD FIELDS LIMITED EXECUTIVE OFFICERS
Name	Business Address	Principal Occupation or Employment	Country of Citizenship
Alfred Baku	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President and Head of West Africa	Ghana

Richard J Butcher	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President of Technical	Australia

Naseem A. Chohan	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President of Sustainable Development	South Africa

Taryn L. Harmse	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President, Group General Counsel	South Africa

Stuart J. Matthews	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President of Australasia	New Zealand

Brett J. Mattison	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President of Strategy, Planning and Corporate Development	South Africa

Avishkar Nagaser	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President of Investor Relations and Corporate Affairs	South Africa

Martin Preece	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President of South Africa	South Africa

Luis A Rivera	150 Helen Road Sandown, Sandton, 2196 South Africa	Executive Vice President of the Americas Region for La Cima	Peru

Gold Fields Netherlands Services B.V. DIRECTORS
Name	Business Address	Principal Occupation or Employment	Country of Citizenship
Nicholas J. Holland	Schipholweg 103, Leiden The Netherlands 2316 XC	Chief Executive Officer	Great Britain

Steven P. Reid	Schipholweg 103, Leiden The Netherlands 2316 XC	Director	Australia

Johannes Pauley	Schipholweg 103, Leiden The Netherlands 2316 XC	Director of Gold Fields Limited Netherlands	United States of America

Laurens Lor	Schipholweg 103, Leiden The Netherlands 2316 XC	Lawyer	The Netherlands

Timon Reijn	Schipholweg 103, Leiden The Netherlands 2316 XC	Lawyer	The Netherlands

Anne-Johanneszn Visser	Schipholweg 103, Leiden The Netherlands 2316 XC	Director	The Netherlands

MARSH HOLDINGS INC. DIRECTORS
Name	Business Address	Principal Occupation or Employment	Country of Citizenship
Steven P. Reid	Marsh Holdings Inc. c/o Fasken Martineau DuMoulin LLP Bay Adelaide Centre Suite 2400, 333 Bay Street Toronto, Ontario, Canada M5H 2T6	Director	Australia